                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)
                               (Amendment No. 8)(1)


                            U.S.B. Holding Co., Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    902910108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [X]        Rule 13d-1 (b)
                  [ ]        Rule 13d-1 (c)
                  [ ]        Rule 13d-1 (d)


------------------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 19 Pages

----------------------                                    ----------------------
 CUSIP NO. 902910108                  13G                   PAGE 2 OF 18 PAGES
----------------------                                    ----------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (with 401(k) provisions) (EIN No. 36-3197969)
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                       (b)  [ ]


--------------------------------------------------------------------------------
    3      SEC USE ONLY



--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OR ORGANIZATION

           Organized under the laws of New York

--------------------------------------------------------------------------------
    NUMBER OF
                            5     SOLE VOTING POWER
     SHARES                       None (see Item 4)
                            ----------------------------------------------------
  BENEFICIALLY              6     SHARED VOTING POWER
                                  18,876 shares (see Item 4)
    OWNED BY                ----------------------------------------------------
                            7     SOLE DISPOSITIVE POWER
      EACH                        690,444 shares (see Item 4)
                            ----------------------------------------------------
    REPORTING               8     SHARED DISPOSITIVE POWER
                                  926,983 shares (see Item 4)
   PERSON WITH
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,636,303 shares (see Item 4)

--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

          CERTAIN SHARES*                                                  [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.4% (see Item 4)

--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*


          EP
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 19 Pages

----------------------                                    ----------------------
 CUSIP NO. 902910108                  13G                   PAGE 3 OF 18 PAGES
----------------------                                    ----------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Steven T. Sabatini
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                        (b)  [ ]


--------------------------------------------------------------------------------
    3      SEC USE ONLY



--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OR ORGANIZATION

           United States

--------------------------------------------------------------------------------
    NUMBER OF               5     SOLE VOTING POWER
                                  397,005 shares (inclusive of 294,143 shares
     SHARES                       issuable upon exercise of vested stock
                                  options; see Item 4)
  BENEFICIALLY              ----------------------------------------------------
                            6     SHARED VOTING POWER
    OWNED BY                      18,876 shares (see Item 4)
                            ----------------------------------------------------
      EACH                  7     SOLE DISPOSITIVE POWER
                                  361,239 shares (inclusive of 294,143 shares
    REPORTING                     issuable upon exercise of vested stock
                                  options;  see Item 4)
   PERSON WITH              ----------------------------------------------------
                            8     SHARED DISPOSITIVE POWER
                                  1,648,238 shares (see Item 4)
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,009,476 shares (see Item 4)

--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

          CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


          10.2% (see Item 4)
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*


          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 19 Pages

----------------------                                    ----------------------
 CUSIP NO. 902910108                  13G                   PAGE 4 OF 18 PAGES
----------------------                                    ----------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Kevin Plunkett
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                        (b)  [ ]


--------------------------------------------------------------------------------
    3      SEC USE ONLY



--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OR ORGANIZATION

           United States

--------------------------------------------------------------------------------
    NUMBER OF               5     SOLE VOTING POWER
                                  52,728 shares (inclusive of 38,783 shares
     SHARES                       issuable upon exercise of vested stock
                                  options; see Item 4)
  BENEFICIALLY              ----------------------------------------------------
                            6     SHARED VOTING POWER 18,876 shares (see Item 4)
    OWNED BY                ----------------------------------------------------
                                  SOLE DISPOSITIVE POWER
      EACH                  7     52,728 shares (inclusive of 38,783 shares
                                  issuable upon exercise of vested stock
    REPORTING                     options; see Item 4)
                            ----------------------------------------------------
   PERSON WITH              8     SHARED DISPOSITIVE POWER
                                  1,636,303 shares (see Item 4)
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,689,031 shares (see Item 4)

--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

          CERTAIN SHARES*                                                  [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.65% (see Item 4)

--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*


          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 4 of 19 Pages

----------------------                                    ----------------------
 CUSIP NO. 902910108                  13G                   PAGE 5 OF 18 PAGES
----------------------                                    ----------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Catherine Martini
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                        (b)  [ ]


--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OR ORGANIZATION

           United States

--------------------------------------------------------------------------------
    NUMBER OF              5     SOLE VOTING POWER
                                 15,428 shares (inclusive of 8,125 shares
     SHARES                      issuable upon exercise of vested stock
                                 options; see Item 4)
  BENEFICIALLY             -----------------------------------------------------
                           6     SHARED VOTING POWER
    OWNED BY                     18,876 shares (see Item 4)
                           -----------------------------------------------------
      EACH                 7     SOLE DISPOSITIVE POWER
                                 8,125 shares (upon exercise of vested stock
    REPORTING                    options; see Item 4)
                           -----------------------------------------------------
   PERSON WITH             8     SHARED DISPOSITIVE POWER
                                 1,636,303 shares (see Item 4)
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,644,428 shares (see Item 4)

--------------------------------------------------------------------------------
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

         CERTAIN SHARES*                                                  [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.4% (see Item 4)

--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*


          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 19 Pages

----------------------                                    ----------------------
 CUSIP NO. 902910108                  13G                   PAGE 6 OF 18 PAGES
----------------------                                    ----------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Suzanne Asaro
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                       (b)  [ ]


--------------------------------------------------------------------------------
    3      SEC USE ONLY



--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OR ORGANIZATION

           United States

--------------------------------------------------------------------------------
    NUMBER OF              5     SOLE VOTING POWER
                                 27,988 shares (inclusive of 6,952 shares
     SHARES                      issuable upon exercise of vested stock
                                 options; see Item 4)
  BENEFICIALLY             -----------------------------------------------------
                           6     SHARED VOTING POWER
    OWNED BY                     18,876 shares (see Item 4)
                           -----------------------------------------------------
      EACH                 7     SOLE DISPOSITIVE POWER
                                 6,952 shares (upon exercise of vested stock
    REPORTING                    options; see Item 4)
                           -----------------------------------------------------
   PERSON WITH             8     SHARED DISPOSITIVE POWER
                                 1,636,303 shares (see Item 4)
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,643,255 shares (see Item 4)

--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.4% (see Item 4)

--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*


          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 6 of 19 Pages

----------------------                                    ----------------------
 CUSIP NO. 902910108                  13G                   PAGE 7 OF 18 PAGES
----------------------                                    ----------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Harry G. Murphy
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                        (b)  [ ]


--------------------------------------------------------------------------------
    3      SEC USE ONLY



--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OR ORGANIZATION

           United States

--------------------------------------------------------------------------------
    NUMBER OF              5     SOLE VOTING POWER
                                 102,294 shares (inclusive of 46,829 shares
     SHARES                      issuable upon exercise of vested stock
                                 options; see Item 4)
  BENEFICIALLY             -----------------------------------------------------
                           6     SHARED VOTING POWER
    OWNED BY                     18,876 shares (see Item 4)
                           -----------------------------------------------------
      EACH                 7     SOLE DISPOSITIVE POWER
                                 80,711 shares (inclusive of 46,829 shares
    REPORTING                    issuable upon exercise of vested stock
                                 options; see Item 4)
   PERSON WITH             -----------------------------------------------------
                           8     SHARED DISPOSITIVE POWER
                                 1,636,303 shares (see Item 4)
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,717,014 shares (see Item 4)

--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

          CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.8% (see Item 4)

--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*


          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 7 of 19 Pages

----------------------                                    ----------------------
 CUSIP NO. 902910108                  13G                   PAGE 8 OF 18 PAGES
----------------------                                    ----------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           William O'Neill
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                        (b)  [ ]


--------------------------------------------------------------------------------
    3      SEC USE ONLY



--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OR ORGANIZATION

           United States

--------------------------------------------------------------------------------
    NUMBER OF              5     SOLE VOTING POWER
                                 97,530 shares (inclusive of 40,857 shares
     SHARES                      issuable upon exercise of vested stock
                                 options; see Item 4)
  BENEFICIALLY             -----------------------------------------------------
                           6     SHARED VOTING POWER
    OWNED BY                     18,876 shares (see Item 4)
                           -----------------------------------------------------
      EACH                 7     SOLE DISPOSITIVE POWER
                                 40,857 shares (upon exercise of vested stock
    REPORTING                    options; see Item 4)
                           -----------------------------------------------------
   PERSON WITH             8     SHARED DISPOSITIVE POWER
                                 1,638,133 shares (see Item 4)
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,678,990 shares (see Item 4)

--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

          CERTAIN SHARES*                                                   [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          8.6% (see Item 4)

--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*


          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 8 of 19 Pages

INTRODUCTION

         The Plan named in Item 2 below is hereby filing this Schedule 13G as a qualified employee benefit plan under Rule 13d-1(b)(1). According to Rule 13d-1(f), where two or more persons are required to file a statement with information concerning the same securities they may file jointly as long as all persons in the group are eligible to file the form separately. However, in order to avoid needless repetition in filing and to promote administrative efficiency, the Commission staff has taken the position that individuals who are the beneficial owners of more than 5% of a class of securities may file jointly with an eligible entity within their control where each individual owns, directly or through an ineligible entity, less than 5% of the class and has no intention of influencing or changing the control of the issuing company. See Fayez Sarofim, 1979-1980 FED. SEC. L. REP.Paragraph. 82,312 (1979); Gabelli Group, Inc., Release No. 34-26005 (August 17, 1988); Warren E. Buffet and Berkshire Hathaway, Inc. (December 5, 1986). In reliance upon this position, the Trustees named in
Item 2 below hereby join with the Plan in the filing of this Schedule 13G.

ITEM 1 (A). NAME OF ISSUER:

         This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), issued by U.S.B. Holding Co., Inc. (the "Company").

ITEM 1 (B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         The principal executive offices of the issuer are located at c/o Union State Bank, 100 Dutch Hill Road, Orangeburg, New York 10962.

ITEM 2 (A). NAME OF PERSON FILING:

         This statement is being filed by the U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (with 401(k) provisions) (the "Plan") and Steven T. Sabatini, Kevin Plunkett,

                              Page 9 of 19 Pages

Catherine Martini, Suzanne Asaro, Harry G. Murphy and William O'Neill who are the trustees of the Plan (collectively referred to as the "Trustees"). The Plan was established to hold the assets contributed by the Company and its participating employees under the provisions contained therein.

ITEM 2 (B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         The principal business address of each of the Plan and the Trustees (Messrs. Sabatini, Plunkett, Murphy and O'Neill, Ms. Martini and Ms. Asaro) is c/o Union State Bank, 100 Dutch Hill Road, Orangeburg, New York 10962.

ITEM 2 (C). CITIZENSHIP:

         The Plan is organized under the laws of New York State. Messrs. Sabatini, Plunkett, Murphy and O'Neill, Ms. Martini and Ms. Asaro are all citizens of the United States.

ITEM 2 (D). TITLE OF CLASS OF SECURITIES:

         The title of the class of securities to which this report relates is Common Stock.


ITEM 2 (E). CUSIP NUMBER:

         The CUSIP number of the Common Stock is 902910108.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
        (C), CHECK WHETHER THE PERSON FILING IS A:

         (a)   [ ]  Broker or dealer registered under Section 15 of the
                    Exchange Act;

         (b)   [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c)   [ ]  Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act;

         (d)   [ ]  Investment company registered under Section 8 of the
                    Investment Company Act;

         (e)   [ ]  An Investment Adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);

         (f)   [X]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                              Page 10 of 19 Pages

         (g)   [ ]  A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

         (h)   [ ]  A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act;

         (i)   [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)   [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

         If this statement is filed pursuant to Rule 13d-1(c), check this box.
         [ ]

ITEM 4. OWNERSHIP

         (a)-(b)  Amount beneficially owned/Percent of class:

         The number of shares of Common Stock, and the approximate percentage of all issued and outstanding shares of Common Stock directly held by each of the Plan and the Trustees as of December 31, 2003 were as follows:

   Reporting                  Number of Shares              Percentage of
   Person                    Beneficially Owned          Outstanding Shares (1)
   ----------                ------------------          ----------------------

   Plan                         1,636,303                        8.4%
   Mr. Sabatini                 2,009,476 (2)                    10.2%
   Mr. Plunkett                 1,689,031 (3)                    8.65%
   Ms. Martini                  1,644,428 (4)                    8.4%
   Ms. Asaro                    1,643,255 (5)                    8.4%
   Mr. Murphy                   1,717,014 (6)                    8.8%
   Mr. O'Neill                  1,677,160 (7)                    8.6%

          (1) Based upon 19,487,790 shares of Common Stock issued and outstanding as of December 31, 2003, plus the aggregate number of shares, if any, which the Reporting Person has the right to acquire within 60 days pursuant to the exercise of options, warrants or other convertible securities held by such Reporting Person.

          (2) This amount includes: (i) 1,636,303 shares of Common Stock held by the Plan; (ii) 11,934 shares of Common Stock held by the Company's Key Employees' Supplemental Investment Plan (the "KESIP") and allocated to Mr. Sabatini; (iii) 67,096 shares of Common Stock owned directly by Mr. Sabatini; and (iv) vested employee stock options (exercisable within 60 days) to purchase 294,143 shares of Common Stock held by Mr. Sabatini. The 397,005 shares of Common Stock beneficially owned by Mr. Sabatini other than through the Plan as a Trustee (but inclusive of the 23,832 KSOP shares allocated to Mr. Sabatini under the Plan) represent approximately 2.0% of the issued and outstanding shares of Common

                              Page 11 of 19 Pages

               Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options (exercisable within 60 days) held by Mr. Sabatini).

          (3) This amount includes: (i) 1,636,303 shares of Common Stock held by the Plan; (ii) 13,945 shares of Common Stock owned directly by Mr. Plunkett; and (iii) vested director stock options (exercisable within 60 days) to purchase 38,783 shares of Common Stock held by Mr. Plunkett. The 52,728 shares of Common Stock beneficially owned by Mr. Plunkett other than through the Plan as a Trustee represent approximately 0.27% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options (exercisable within 60 days) held by Mr. Plunkett).

          (4) This amount includes: (i) 1,636,303 shares of Common Stock held by the Plan; and (ii) vested employee stock options (exercisable within 60 days) to purchase 8,125 shares of Common Stock held by Ms. Martini. The 15,428 shares of Common Stock beneficially owned by Ms. Martini other than through the Plan as a Trustee (but inclusive of the 7,303 KSOP shares allocated to Ms. Martini under the Plan) represent less than 0.1% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options (exercisable within 60 days) held by Ms. Martini).

          (5) This amount includes: (i) 1,636,303 shares of Common Stock held by the Plan; and (ii) vested employee stock options (exercisable within 60 days) to purchase 6,952 shares of Common Stock held by Ms. Asaro. The 27,988 shares of Common Stock beneficially owned by Ms. Asaro other than through the Plan as a Trustee (but inclusive of the 21,036 KSOP shares allocated to Ms. Asaro under the Plan) represent approximately 0.1% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options (exercisable within 60 days) held by Ms. Asaro).

          (6) This amount includes: (i) 1,636,303 shares of Common Stock held by the Plan; (ii) 33,882 shares of Common Stock owned directly by Mr. Murphy; and (iii) vested employee stock options (exercisable within 60 days) to purchase 46,829 shares of Common Stock held by Mr. Murphy. The 104,084 shares of Common Stock beneficially owned by Mr. Murphy other than through the Plan as a Trustee (but inclusive of the 21,583 KSOP shares allocated to Mr. Murphy under the Plan) represent approximately 0.5% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options (exercisable within 60 days) held by Mr. Murphy).

          (7) This amount includes: (i) 1,636,303 shares of Common Stock held by the Plan; (ii) 1,830 shares of Common Stock held by the Company's Key Employees' Supplemental Investment Plan (the "KESIP") and allocated to Mr. O'Neill; and (iii) vested employee stock options (exercisable within 60 days) to purchase 40,857 shares of Common Stock held by Mr. O'Neill. The 97,530 shares of Common Stock beneficially owned by Mr. O'Neill other than through the Plan as a Trustee (but inclusive of the 54,843 KSOP shares allocated to Mr. O'Neill under the Plan) represent approximately 0.5% of the issued and outstanding shares of Common Stock (inclusive of the shares of Common Stock issuable upon exercise of vested stock options (exercisable within 60 days) held by Mr. O'Neill).

                              Page 12 of 19 Pages

          (c) Number of shares as to which such person has: (i) sole power to vote or direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition of, and (iv) shared power to dispose or direct the disposition of:

         Under the trust agreement pursuant to which the Plan has been constituted (the "Trust Agreement"), the Trustees have no voting power with respect to shares of Common Stock attributable to employer contributions which have been allocated to participants' accounts, or with respect to shares of Common Stock attributable to employee contributions. Under the Trust Agreement, the Trustees must vote such shares in accordance with the participants' directions. As of December 31, 2003, 1,617,427 shares of Common Stock owned by the Plan (collectively, the "KSOP Allocated Shares") were in this category. The Trust Agreement further provides that the Trustees shall vote any and all shares of Common Stock owned by the Plan which are attributable to employer contributions under the Plan and which have not been allocated to individual participants' accounts (collectively, the "ESOP Unallocated Shares"), in the same proportion or percentage as the Trustees are directed by the participants to vote the shares attributable to employer contributions that have been allocated to individual participants' accounts. As of December 31, 2003, 18,876 of the shares of Common Stock owned by the Plan were ESOP Unallocated Shares.

         Under the Trust Agreement, the Trustees have the sole power to dispose of shares of Common Stock owned by the Plan which are attributable to employer contributions other than matching contributions. The Trust Agreement requires such contributions to be invested "primarily" in Common Stock; subject to that requirement, the Trustees may select alternative investments. As of December 31, 2003, approximately 690,444 shares of Common Stock owned by the Plan (collectively, the "ESOP Allocated Shares") were attributable to non-matching employer contributions and the Trustees had sole power to dispose of the ESOP Allocated

                              Page 13 of 19 Pages

Shares. Under the terms of the Trust Agreement, the Trustees also have the sole power to dispose of the 18,876 ESOP Unallocated Shares.

         Contributions by employees under the Plan, together with matching contributions by the employer, are invested either in Common Stock or in a fund consisting of other securities, as each participant directs, subject to the consent of the Trustees. As of December 31, 2003, approximately 926,983 shares of Common Stock owned by the Plan (collectively, the "401(k) Shares") were attributable to employee contributions or matching employer contributions and the Trustees had shared power (with the respective participants) to dispose or direct the disposition of the 401(k) Shares.

         Mr. Sabatini: (i) has the sole power to vote or direct the vote of an aggregate of 397,005 shares of Common Stock (inclusive of the 67,096 shares of Common Stock directly owned by him, the 294,143 shares of Common Stock issuable upon the exercise of vested employee stock options (exercisable within 60 days) held by him, 11,934 shares held by the KESIP and allocated to his account, and 23,832 of the KSOP Shares that are allocated to his account); (ii) may be deemed to have shared power to vote or direct the vote of the 18,876 ESOP Unallocated Shares; (iii) has sole power to dispose or direct the disposition of an aggregate of 361,239 shares of Common Stock (inclusive of the 67,096 shares of Common Stock directly owned by him and the 294,143 shares of Common Stock issuable upon the exercise of vested employee stock options (exercisable within 60 days) held by him); and (iv) may be deemed to have shared power to dispose or direct the disposition of the 1,617,427 KSOP Allocated Shares, the 18,876 ESOP Unallocated Shares and the 11,934 shares held by the KESIP and allocated to his account.


                              Page 14 of 19 Pages

         Mr. Plunkett: (i) has the sole power to vote or direct the vote of an aggregate of 52,728 shares of Common Stock (inclusive of the 13,945 shares of Common Stock directly owned by him and the 38,783 shares of Common Stock issuable upon the exercise of vested director stock options (exercisable within 60 days) held by him); (ii) may be deemed to have shared power to vote or direct the vote of the 18,876 ESOP Unallocated Shares; (iii) has sole power to dispose or direct the disposition of an aggregate of 52,728 shares of Common Stock (inclusive of the 13,945 shares of Common Stock directly owned by him and the 38,783 shares of Common Stock issuable upon the exercise of vested director stock options (exercisable within 60 days) held by him); and (iv) may be deemed to have shared power to dispose or direct the disposition of the 1,617,427 KSOP Allocated Shares and the 18,876 ESOP Unallocated Shares.

         Ms. Martini: (i) has the sole power to vote or direct the vote of an aggregate of 15,428 shares of Common Stock (inclusive of the 8,125 shares of Common Stock issuable upon the exercise of vested employee stock options (exercisable within 60 days) held by her and 7,303 of the KSOP Shares that are allocated to her account); (ii) may be deemed to have shared power to vote or direct the vote of the 18,876 ESOP Unallocated Shares; (iii) has sole power to dispose or direct the disposition of the 8,125 shares of Common Stock issuable upon the exercise of vested employee stock options (exercisable within 60 days) held by her; and (iv) may be deemed to have shared power to dispose or direct the disposition of the 1,617,427 KSOP Allocated Shares and the 18,876 ESOP Unallocated Shares.

         Ms. Asaro: (i) has the sole power to vote or direct the vote of an aggregate of 27,988 shares of Common Stock (inclusive of the 6,952 shares of Common Stock issuable upon the exercise of vested employee stock options (exercisable within 60 days) held by her and 21,036 of the KSOP Shares that are allocated to her account); (ii) may be deemed to have shared

                              Page 15 of 19 Pages
power to vote or direct the vote of the 18,876 ESOP Unallocated Shares; (iii) has sole power to dispose or direct the disposition of the 6,952 shares of Common Stock issuable upon the exercise of vested employee stock options (exercisable within 60 days) held by her; and (iv) may be deemed to have shared power to dispose or direct the disposition of the 1,617,427 KSOP Allocated Shares and the 18,876 ESOP Unallocated Shares.

         Mr. Murphy: (i) has the sole power to vote or direct the vote of an aggregate of 102,294 shares of Common Stock (inclusive of the 33,882 shares of Common Stock directly owned by him, the 46,829 shares of Common Stock issuable upon the exercise of vested employee stock options (exercisable within 60 days) held by him, and 21,583 of the KSOP Shares that are allocated to his account);
(ii) may be deemed to have shared power to vote or direct the vote of the 18,876 ESOP Unallocated Shares; (iii) has sole power to dispose or direct the disposition of an aggregate of 80,711 shares of Common Stock (inclusive of the 33,882 shares of Common Stock directly owned by him and the 46,829 shares of Common Stock issuable upon the exercise of vested employee stock options (exercisable within 60 days) held by him); and (iv) may be deemed to have shared power to dispose or direct the disposition of the 1,617,427 KSOP Allocated Shares and the 18,876 ESOP Unallocated Shares.

         Mr. O'Neill: (i) has the sole power to vote or direct the vote of an aggregate of 97,530 shares of Common Stock (inclusive of the 40,857 shares of Common Stock issuable upon the exercise of vested employee stock options (exercisable within 60 days) held by him, 1,830 shares held by the KESIP and allocated to his account, and 54,843 of the KSOP Shares that are allocated to his account); (ii) may be deemed to have shared power to vote or direct the vote of the 18,876 ESOP Unallocated Shares; (iii) has sole power to dispose or direct the disposition of the 40,857 shares of Common issuable upon the exercise of vested employee stock options


                              Page 16 of 19 Pages

(exercisable within 60 days) held by him; and (iv) may be deemed to have shared power to dispose or direct the disposition of the 1,617,427 KSOP Allocated Shares, the 18,876 ESOP Unallocated Shares and the 1,830 shares held by the KESIP and allocated to his account.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         The Plan holds all of its shares of Common Stock on behalf of the participants in the Plan. Dividends paid on shares of Common Stock which are held in participants' accounts are either credited to their accounts or, at the election of the participants, paid directly to the participants. The proceeds from the sale of shares of Common Stock which are held in participants' accounts are likewise credited to their accounts. When a participant withdraws from the Plan, the vested portion of the participant's account is distributed to the participant.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10. CERTIFICATIONS.


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or


                              Page 17 of 19 Pages
influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                              Page 18 of 19 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 17, 2004              U.S.B. Holding Co., Inc. Employee Stock
                                        Ownership Plan (with 401(k) provisions)


                                        By: /s/ STEVEN T. SABATINI
                                            -----------------------------------
                                            Steven T. Sabatini, Trustee


                                        By: /s/ KEVIN PLUNKETT
                                            -----------------------------------
                                            Kevin Plunkett, Trustee


                                        By: /s/ CATHERINE MARTINI
                                            -----------------------------------
                                            Catherine Martini, Trustee


                                        By: /s/ SUZANNE  ASARO
                                            -----------------------------------
                                            Suzanne Asaro, Trustee


                                        By: /s/ HARRY G. MURPHY
                                            -----------------------------------
                                            Harry G. Murphy, Trustee


                                        By: /s/ WILLIAM O'NEILL
                                            -----------------------------------
                                            William O'Neill, Trustee


                                        /s/ STEVEN T. SABATINI
                                        -----------------------------------
                                        Steven T. Sabatini, Individually

                                        /s/ KEVIN PLUNKETT
                                        -----------------------------------
                                        Kevin Plunkett, Individually

                                        /s/ CATHERINE MARTINI
                                        -----------------------------------
                                        Catherine Martini, Individually

                                        /s/ SUZANNE  ASARO
                                        -----------------------------------
                                        Suzanne Asaro, Individually

                                        /s/ HARRY G. MURPHY
                                        -----------------------------------
                                        Harry G. Murphy, Individually

                                        /s/ WILLIAM O'NEILL
                                        -----------------------------------
                                        William O'Neill, Individually


                              Page 19 of 19 Pages